EXHIBIT 99.1

Brookfield Completes $1.25 Billion Refinancing of Five Manhattan West

Year-to-Date Real Estate Financings Exceed $28 Billion

BROOKFIELD, NEWS, Oct. 01, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced the completion of a $1.25 billion refinancing of Five Manhattan West, a 1.7 million-square-foot trophy office tower within its Manhattan West development. The five-year, 6.0% fixed-rate loan was provided by a syndicate of leading financial institutions, including Citigroup, Deutsche Bank, Societe Generale, Bank of Montreal, and JP Morgan Chase. Year-to-date, Brookfield has executed more than $28 billion of financing across its global real estate portfolio.

Five Manhattan West underwent a comprehensive $350 million redevelopment completed in 2017, which modernized the property with a new glass curtainwall façade, lobby, mechanical systems, and amenities. The building is fully leased to a diverse roster of global companies across financial services, technology, media, and retail, including JP Morgan Chase, Amazon, Peloton, and Whole Foods.

“Five Manhattan West’s refinancing is a clear vote of confidence in both the asset and the vision behind the Manhattan West campus,” said Brian Kingston, Executive Chair of Brookfield’s Real Estate business. “It also builds upon the very strong year we’ve had across our global real estate business – completing more than $28 billion in financings and $15 billion in realizations to date – demonstrating our ability to deliver value throughout market cycles.”

The mixed-use Manhattan West campus includes three trophy office towers – One, Two, and Five Manhattan West – alongside a curated mix of dining and retail tenants, a luxury residential tower, boutique hotel, and 2.5-acre public plaza.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

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Kerrie McHugh: E kerrie.mchugh@brookfield.com | M +1 212 618 3469

Investor Relations
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